EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate supplementary report - withdrawal of class action certification motion with parties’ consent

Further to the Company’s immediate report of September 11, 2016 regarding a claim and a class action certification motion filed with the Central District Court against the subsidiary, Pelephone Communications Ltd. (“Pelephone”) on grounds that Pelephone was charging subscribers who had used up their monthly data allowance payment for an additional data allowance without their prior consent, the Company hereby provides notification that the Company was notified by Pelephone of the court’s decision of October 5, 2016, which certified a mutually agreed motion by the parties for withdrawal of the proceedings in light of another pending proceeding in the same matter.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.